January 5, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn:	Joseph Ambrogi
Pamela Long

Re:	TKB Critical Technologies 1
Preliminary Proxy Statement on Schedule 14A
Filed December 12, 2022
File No. 001-40959

Dear Mr. Ambrogi and Ms. Long:

On behalf of our client, TKB Critical Technologies 1, a Cayman Islands exempted company (the “Company”), we are submitting supplementally to the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) responses to the Staff’s comments conveyed orally on January 4, 2023 and contained in the Staff’s letter dated January 4, 2023 (collectively, the “Comments”), with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A filed on December 12, 2022 (the “Proxy Statement”). We are also submitting supplementally in Annex A to this letter proposed marked copies of the pages of the Proxy Statement reflecting revised disclosures responsive to the Comments.

For ease of reference, each of the Staff’s Comments is printed below in bold and is followed by the Company’s response. All page number references in the responses set forth below refer to page numbers in the Proxy Statement. Capitalized terms used but not defined herein have the meanings set forth in the Proxy Statement.

United States Securities and Exchange Commission

January 5, 2023

Response dated December 30, 2022

General

1.	We note your response to prior comment 1. Please tell us why the French citizenship of one of your Sponsor’s managing members does not amount to a “substantial tie with a non-U.S. person” that may cause you to become subject to the risks described in the comment, notwithstanding that the member is also a U.S. citizen. Alternatively, please include risk factor disclosure that addresses the risks described in the comment.

Response: The Sponsor is not “controlled” (as defined in 31 CFR § 800.208) by one or more foreign persons, and accordingly, the Sponsor’s involvement in any Business Combination would not be a “covered transaction” (as defined in 31 CFR § 800.213). Mr. Tartavull is both a French and a US citizen, and he is therefore not a “foreign person” as defined under the CFIUS regulations. The CFIUS regulations define a “foreign person” in relevant part as, “Any foreign national, foreign government, or foreign entity.” 31 C.F.R. § 800.224(a). The regulations define a “foreign national” as “any individual other than a U.S. national.” 31 C.F.R. § 800.223. The regulations define a “U.S. national” as “an individual who is a U.S. citizen or an individual who, although not a U.S. citizen, owes permanent allegiance to the United States.” 31 C.F.R. § 800.253. Therefore, a US citizen—such as Mr. Tartavull—is not a foreign person. Since the Sponsor’s involvement in any Business Combination would not cause that Business Combination to be a “covered transaction” under the CFIUS regulations, the CFIUS risk referenced in the SEC’s comment is not applicable.

2.	We note your response to our prior oral comment. The risk factor entitled “If we are deemed to be an investment company for purposes of the Investment Company Act…” notes that the Company intends to liquidate the securities held in the Trust Account prior to the 24-month anniversary of the IPO Registration Statement to mitigate the risk of being deemed an investment company under the Investment Company Act while also noting that “we may determine, in our discretion, to liquidate the securities held in the Trust Account at any time.” Please revise the risk factor to resolve the discrepancy.

Response: In response to the Staff’s comment, as Annex A to this letter, the Company is providing disclosure proposed to be included on page 34 of the Proxy Statement.

* * *

United States Securities and Exchange Commission

January 5, 2023

Please do not hesitate to contact Elliott Smith of White & Case LLP at (212) 819-7644 with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:	Greg Klein, TKB Critical Technologies 1

United States Securities and Exchange Commission

January 5, 2023

Annex A

Proposed Risk Factor Disclosures

Risk Factors, page 34

If we are deemed to be an investment company for purposes of the Investment Company Act, we would be required to institute burdensome compliance requirements and our activities would be severely restricted and, as a result, we may abandon our efforts to consummate a Business Combination and liquidate the Company. To mitigate the risk of that result, we intend to liquidate the securities held in the Trust Account prior to the 24-month anniversary of the IPO Registration Statement and instead hold all funds in the Trust Account in cash or an interest-bearing bank deposit account, which may earn less interest than we otherwise would have if the Trust Account had remained invested in U.S. government securities or money market funds.

As described further above, the SPAC Rule Proposals relate, among other matters, to the circumstances in which SPACs such as the Company could potentially be subject to the Investment Company Act and the regulations thereunder. The SPAC Rule Proposals would provide a safe harbor for such companies from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, provided that a SPAC satisfies certain criteria, including a limited time period to announce and complete a Business Combination. Specifically, to comply with the safe harbor, the SPAC Rule Proposals would require a company to file a report on Form 8-K announcing that it has entered into an agreement with a target company for a Business Combination no later than 18 months after the effective date of its registration statement for its initial public offering (the “IPO Registration Statement”). The company would then be required to complete a Business Combination no later than 24 months after the effective date of the IPO Registration Statement.

There is currently uncertainty concerning the applicability of the Investment Company Act to a SPAC. While the funds in the Trust Account have, since the Company’s IPO, been held only in U.S. government securities within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or money market funds meeting certain conditions of Rule 2a-7 of the Investment Company Act, it is possible that a claim could be made that we have been operating as an unregistered investment company, including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act. If we are deemed to be an investment company and subject to compliance with and regulation under the Investment Company Act, our activities would be severely restricted and we might be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate the Company. If we are required to liquidate the Company, our shareholders would not be able to realize the benefits of owning shares in a successor operating business, including the potential appreciation in the value of our shares and warrants following such a transaction, and our warrants would expire worthless. In addition, we would be subject to additional burdensome regulatory requirements and expenses for which we have not allotted funds.

To mitigate the risk of being deemed an investment company under the Investment Company Act, we intend to liquidate the securities held in the Trust Account prior to the 24-month anniversary of the IPO Registration Statement, and instead hold all funds in the Trust Account in cash or an interest-bearing bank deposit account, which may earn less interest than we otherwise would have if the Trust Account had remained invested in U.S. government securities or money market funds. This may mean that the amount of funds available for redemption would not increase, or would only minimally increase, thereby reducing the dollar amount our Public Shareholders would receive upon any redemption or liquidation of the Company. Alternatively, if we believe we may be deemed to be an investment company under the Investment Company Act, we may abandon our efforts to consummate a Business Combination and instead liquidate the Company.

In addition, even prior to the 24-month anniversary of the effective date of the IPO Registration Statement, we may be deemed to be an investment company. The longer that the funds in the Trust Account are held in short-term U.S. government securities or in money market funds invested exclusively in such securities, there is a greater risk that we may be considered an unregistered investment company, in which case we may be required to liquidate. For so long as the funds in the Trust Account are held in short-term U.S. government securities or in money market funds invested exclusively in such securities, the risk that we may be considered an unregistered investment company and required to liquidate is greater than that of a special purpose acquisition company that has elected to liquidate such investments and to hold all funds in its Trust Account in cash (i.e., in one or more bank accounts). ~~Accordingly, we may determine, in our discretion, while we intend to liquidate the securities held in the Trust Account at any time, even prior to the 24-month anniversary of the effective date of the IPO Registration Statement, and instead hold all funds in the Trust Account in cash, which would further reduce the dollar amount our public shareholders would receive upon any redemption or our liquidation.~~

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